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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3 TO
FORM 8-A

For registration of certain classes of securities
pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

GENZYME CORPORATION
(Exact name of registrant as Specified in its Charter)

Massachusetts (State of Incorporation or Organization)	06-1047163 (I.R.S. Employer Identification No.)
500 Kendall Street, Cambridge, Massachusetts (Address of Principal Executive Offices)	02142 (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered None	Name of Each Exchange on which Each Class is to be Registered None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box    ☒

        Securities Act registration statement file number to which this form relates:            (if applicable).

        Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $0.01 Par Value
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description Of Registrant's Securities To Be Registered

        The purpose of this Amendment No. 3 is to revise the description of Genzyme common stock, $0.01 par value per share (which has been previously registered pursuant to section 12(g) of the Exchange Act of 1934, as amended), to reflect the amendment to Genzyme's Restated Articles of Organization, filed on the date hereof, which provides that shares of Genzyme General Division Common Stock no longer carry such designation and now represent the only authorized series of Genzyme common stock.

Authorized Capital Stock

        Genzyme is authorized to issue 690,000,000 shares of common stock, $0.01 par value per share ("Common Stock").

        In addition, Genzyme is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share, ("Preferred Stock") of which:

  •
  3,000,000 shares have been designated Series A Junior Participating Preferred Stock; and

  •
  7,000,000 shares remain undesignated as to a series.

        The Series A Junior Participating Preferred Stock would be issued under Genzyme's shareholder rights plan upon the occurrence of an event described below under the heading "Anti-Takeover Provisions."

        Shares of Common Stock are not entitled to preemptive rights under Massachusetts corporation law or Genzyme's charter.

Dividends

        Genzyme has never paid cash dividends on its stock. Currently, Genzyme intends to retain its earnings to finance future growth. Therefore, it does not expect to pay any cash dividends on its Common Stock in the near future. Furthermore, Genzyme's ability to pay cash dividends may be restricted by instruments governing its debt obligations or the terms of Preferred Stock it issues.

Voting Rights

        Holders of Common Stock vote together as one class on all matters on which common shareholders generally are entitled to vote, including the election of directors. Each share of Common Stock is entitled to one vote. Preferred Stock issued by Genzyme may be entitled to series votes on particular matters and may have rights to vote on an as-converted basis on other matters; either of such voting rights would have the effect of diminishing the voting rights of the Common Stock.

Liquidation Rights

        If Genzyme voluntarily or involuntarily dissolves, liquidates or winds up its affairs, holders of Common Stock would be entitled to receive any net assets remaining for distribution after Genzyme has satisfied or made provision for its debts and obligations and for payment to any shareholders with preferential rights to receive distributions of its net assets. Genzyme would distribute any remaining assets to holders of Common Stock on a per share basis.

"Anti-Takeover" Provisions

Provisions in Organizational Documents

        Genzyme's charter and by-laws contain provisions that could discourage potential takeover attempts and prevent shareholders from changing Genzyme's management. For example, Genzyme's board is authorized to issue shares of Preferred Stock in series, enlarge the board's size and fill any vacancies on the board. Also, shareholders face restrictions on calling a special meeting of shareholders, bringing business before an annual meeting and nominating candidates for election as directors. Genzyme also has agreements with its officers that contain change of control provisions.

        Genzyme's charter classifies the board of directors into three classes with staggered three-year terms, and directors may only be removed for cause.

        In addition, Genzyme has a shareholder rights plan, the Fourth Amended and Restated Renewed Rights Agreement. Under that plan, each outstanding share of Common Stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of Genzyme's or any successor entity's securities at a discount and/or trade those purchase rights separately from the Common Stock. The rights may be triggered when a person acquires, or makes a tender or exchange offer to acquire, 15% of the voting power of the Common Stock. The plan, however, prohibits the 15%-acquiror, or its affiliates, from exercising its share purchase rights. As a result, the acquiror's interest in Genzyme would be substantially diluted.

        The rights are described more completely in the rights agreement itself, which is contained in Exhibit 4.1 to Amendment No. 3 to Genzyme's Registration Statement on Form 8-A filed on May 28, 2004. The description of the rights agreement is incorporated into this document by reference, and this summary is qualified in its entirety by such reference.

Business Combination Statute

        Under the Massachusetts Business Combination statute, if a person acquires 5% or more of the outstanding voting stock of a Massachusetts corporation without the approval of its board of directors, that person becomes an interested shareholder and he, she or it may not engage in business combination transactions with the corporation for three years. There are exceptions to this prohibition, including:

  •
  if the board of directors approves the acquisition of stock or the transaction before the time that the person became an interested shareholder;

  •
  if the interested shareholder acquires 90% of the outstanding voting stock of the company, excluding voting stock owned by directors who are also officers and some employee stock plans, in one transaction; or

  •
  if the transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested shareholder.

        Genzyme is subject to the Massachusetts Business Combination statute unless it elects, with shareholder approval, not to be. Genzyme has not elected to be exempt and does not currently intend to seek such an exemption.

Control Share Acquisition Statute

        The Massachusetts Control Share Acquisition statute provides that each and any time a person offers to acquire, or acquires, shares of stock permitting it to control at least 20%, 33 1/3% or a majority of the voting power of a corporation, it cannot vote those acquired shares unless the acquiror obtains the approval of a majority in interest of the shares held by all shareholders, excluding shares held by the acquiror, officers of the corporation, and directors who are also employees of the corporation. The statute does not require that the acquiror have already purchased the shares before the shareholder vote.

        As permitted under Massachusetts law, Genzyme has elected not to be governed by the Massachusetts Control Share Acquisition statute. However, the statute permits Genzyme's board to elect at a future date to be governed by the statute by amending the company's by-laws accordingly. Any such amendment, however, would apply only to acquisitions that occur after the effective date of the amendment.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the registrar and transfer agent for the Common Stock. Its telephone number is (212) 936-5100.

Item 2. Exhibits

Exhibit No.	Description
3.1	Restated Articles of Organization of Genzyme as filed with the Secretary of State of the Commonwealth of Massachusetts on May 28, 2004. File herewith.
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680)).

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2004	GENZYME CORPORATION
By:
/s/ MICHAEL S. WYZGA
	Name:	Michael S. Wyzga
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Exhibit No.	Description
3.1	Restated Articles of Organization of Genzyme as filed with the Secretary of State of the Commonwealth of Massachusetts on May 28, 2004. File herewith.
3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-14680)).

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Description Of Registrant's Securities To Be Registered
  Item 2. Exhibits
Signature
EXHIBIT LIST